PRESS RELEASE
JOINT ASANKO GOLD AND GOLD FIELDS PRESENTATION AND WEBCAST AT THE DENVER GOLD FORUM

Vancouver, British Columbia, September 19, 2018 - Asanko Gold Inc. ("Asanko" or the "Company") (TSX, NYSE American: AKG) President and CEO, Peter Breese and Gold Fields Limited (JSE/NYSE: GFI) CEO, Nick Holland will host a joint presentation and webcast with analysts and investors at the Denver Gold Forum at 7:25 am MDT on Monday, September 24, 2018. Details below.

Conference Call Details:
Monday, September 24, 2018                     7:25 am MDT
US/Canada Toll Free:                                     1 800 734 8507
UK Toll Free:                                                    0800 496 0825
International:                                                  +1 415 226 5359

Webcast:
Please click on the link: https://cc.callinfo.com/r/1l3s8hbvmlmli&eom

Replay
A recorded playback will be available approximately two hours after the call until October 24, 2018:
US/Canada Toll Free:                                    1 800 558 5253
International:                                                 +1 416 626 4100
Passcode:                                                        21895189

Enquiries:
For further information please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck - Manager, Investor and Media Relations
Toll-Free (N.America): 1-855-246-7341
Telephone: +44-7932-740-452
Email: alex.buck@asanko.com

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.